

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

George Palikaras
Chief Executive Officer
Meta Materials Inc.
1 Research Drive
Dartmouth, Nova Scotia B2Y 4M9

       Re: Meta Materials Inc.
            Registration Statement on Form S-3
            Filed November 10, 2022
            File No. 333-268282

Dear George Palikaras:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Thomas E. Hornish